October 29, 2021

Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:

36Kr Holdings Inc.
Form 20-F for Fiscal Year Ended December 31, 2020 Filed on April 29, 2021
File No. 001-39117

Attn:	Division of Corporation Finance
Office of Trade & Services

VIA EDGAR

Dear Stephen Kim and Doug Jones:

36Kr Holdings Inc. (“36Kr” or the “Company”) confirms receipt of the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated September 23, 2021 (the “Comment Letter”), containing the Staff’s comments on the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020.

The Company respectfully advises the Staff that since it needs additional time to prepare thorough and sufficient responses to the Comment Letter, the Company respectfully requests an extension of the deadline for its responses.  The Company expects to provide its responses to the Comment Letter no later than November 26, 2021.

If you have any questions, please contact Li He at +852 2533-3306 (li.he@davispolk.com) or Ran Li at ++86 8567-5013 (ran.li@davispolk.com) of Davis Polk & Wardwell LLP, the Company’s U.S. legal counsel.

Sincerely yours,

36Kr Holdings Inc.

By:	/s/ Dagang Feng

Name: Dagang Feng

Title: Chief Executive Officer

cc:	Li He Ran Li
Davis Polk & Wardwell LLP